Bionomics Limited

18 JULY 2005

05010055

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

per [signature]
Jill Mashado
Company Secretary

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 27 2005
WASH, D.C. 192

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Anne Spencer

From: ASX.Online@asx.com.au
Sent: Monday, 18 July 2005 8:38 AM
To: Renae Struenkmann; Jill Mashado; Anne Spencer
Subject: BNO - ASX Online e-Lodgement - Confirmation of Release

244458.pdf (1 MB)

ASX confirms the release to the market of Doc ID: 244458 as follows:
Release Time: 18-Jul-2005 09:07:54
ASX Code: BNO
File Name: 244458.pdf
Your Announcement Title: Shareholder Newsletter - July 2005

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Bionomics Limited

Bionomics Shareholder NEWSLETTER

JULY 2005



MESSAGE FROM THE MANAGING DIRECTOR



Welcome to this latest edition of the Bionomics shareholders newsletter. This year has been an exciting year for Bionomics with the Company achieving key milestones in its anxiety and epilepsy drug discovery efforts and also in relation to its breast cancer program focussed on the proprietary drug target BNO69.

Earlier in the year Bionomics' announced its strategy for growth and its transition to a drug discovery and development company focussed on cancer and conditions affecting the Central Nervous System (CNS). A key feature of the Company's strategy is to build a robust therapeutic pipeline comprising two clinical programs and five preclinical programs, through acceleration of internal development, partnering, in-licensing and M&A activity.

Bionomics focuses its growth strategy

With the acquisition of Iliad Chemicals Pty Ltd a Melbourne-based Company, we are well on the path to fulfilling our aspirations for Bionomics to be viewed as a leader in the Australian biotechnology scene.

Iliad's expertise lies in the discovery of new drugs and the development of therapeutic products in the areas of multiple sclerosis and cancer. Thus there is a high degree of complementarity and synergy between the endeavours of both companies.

Iliad's cancer compounds target blood vessels associated with cancer the targeting of new blood vessel formation (angiogenesis) through its proprietary Angene® technology, the Iliad compounds target existing cancer blood vessels.

Iliad's focus in its multiple sclerosis drug development program is on compounds which block the potassium ion channel Kv1.3. Bionomics has a comprehensive proprietary platform for the evaluation of compounds affecting ion channels, which when combined with the preclinical CNS testing capabilities of our European subsidiary, Neurofit, means that Bionomics will have an integrated product development process which we believe can rapidly generate high quality drug candidates for serious CNS disorders.

In addition to these valuable therapeutic programs Iliad has a proprietary chemistry platform known as MultiCore®. MultiCore® is a robust and novel proprietary chemistry platform which can be used at both the discovery and production ends of the

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which are easily synthesised in a cost-efficient manner.

With the support of shareholders and the acquisition now completed we have commenced the process of integration. Our focus is now firmly on delivering the benefits of the acquisition to our shareholders and accelerating the development of compounds to treat breast cancer and multiple sclerosis.

Cancer Program

We have used previous editions of Insight to highlight various aspects of our business. In this edition, we feature our cancer program which is targeting angiogenesis. In particular, I wanted to draw your attention to significant developments from our BNO69 program.

Results from animal testing showed that gene-silencing molecules targeting our proprietary BNO69 gene have a profound effect on breast cancer tumour growth. Tumours that were treated with BNO69 gene-silencing molecules showed a reduction in size of over 75% compared to untreated tumours in experiments conducted over 34 days. In addition new data has been obtained by our collaborators at the Louisiana State University which indicate that antibodies against BNO69 may be used to distinguish between malignant and benign breast cancers and paves the way for the potential use of BNO69 in breast cancer diagnosis. This work is attracting plenty of interest in medical research circles. Vice President Cancer Research, Dr Gabriel Kremmidiotis, has been invited to present at several high profile scientific symposia and has authored several papers on Bionomics'

The vascular targeting compounds which come to Bionomics through its acquisition of Iliad are an exciting addition to our pipeline which bring us closer to our vision for Bionomics.

Dr Deborah Rathjen
Chief Executive Officer and Managing Director

Acquisition of Iliad Chemicals: consolidating an integrated biotechnology company with a robust pipeline

At an extraordinary general meeting in Adelaide held on June 27 shareholders of Bionomics Limited gave their formal support to the company's acquisition of Iliad Chemicals with over 99% voting in favour of the acquisition.

After the meeting, Bionomics' Chairman Dr Peter Jonson, said, "Earlier this year we announced our aspirations for significant growth. Our Board and management team are delighted that shareholders have so strongly endorsed our first steps down that path."

With the acquisition of Iliad, Bionomics has complemented its pipeline in epilepsy and anxiety with drug candidates for the treatment of multiple sclerosis and vascular targeting agents for the treatment of solid tumours and confirms Bionomics' transformation to a fully integrated drug discovery and development company.

Following completion Dr George Jessup of Start-up Australia Ventures and Executive Chairman of Iliad joined the Bionomics' Board as a non-executive director and Iliad founder Dr Bernard Flynn joined Bionomics' management team as Vice President Chemistry.

In commenting on the acquisition Dr Jessup said "the synergies are compelling and we believe the financial markets will recognize this. In addition the drug development programs currently underway at Bionomics and the new programs brought by Iliad will be accelerated and well resourced. This will drive shareholder value and go a long way to delivering Bionomics' aspirations for growth. Bionomics is the perfect home for Iliad - the two companies focus on the same disease areas but each brings different but complementary skill sets to the table. The combined entity now has the breadth of product candidates, the technologies, the expertise, the contacts and the critical mass to make it a winner."

Neurofit: a neat fit for Bionomics

Very late last year, the Company announced the first step in its quest to build a substantial company focussed on drug discovery and development – the acquisition of the French contract research organisation (CRO) business, Neurofit.

Located in Strasbourg, adjacent to University Louis Pasteur, from which it originated in 1997, Neurofit's core business is the preclinical testing of developmental therapeutics for CNS disorders using cellular and animal models. Its client base includes international pharmaceutical and biotechnology leaders Novartis, Serono, Boehringer-Ingelheim, Guilford Pharmaceuticals and Biogen.

Bionomics acquired Neurofit for a total cost of Euro1.25 million made up of Euro1.0 million in cash and Euro250,000 in shares. The acquisition was completed on 1 March 2005.

Bionomics Advanced Pipeline 2005



TARGETS
SCREENING
CHEMISTRY
PRECLINICAL
CNS
KV1.3 Multiple Sclerosis
GABA Epilepsy
GABA Anxiety
Other CNS
CANCER
Tubulin Polymerisation
BNO69 Breast Cancer Angiogenesis
Other Angiogenesis

At the time of the acquisition announcement Bionomics' CEO and Managing Director, Deborah Rathjen highlighted the strategic importance of the deal. "Adding Neurofit's capability to our CNS ionX® discovery platform will give us the ability to take our CNS drug discoveries right through comprehensive preclinical testing," she said. "Perhaps even more importantly, through Neurofit clients, we will have an established commercial path to some of the leading CNS focused development companies in Europe. This will be extremely fertile ground for licensing and collaborative discussions with potential partners for our CNS projects."

New Director - Dr George Jessup



Dr Jessup, who joined the Bionomics Board on the completion of the Iliad acquisition, is the co-founder and Managing Director of Start-up Australia, a venture capital company which is active in investing in biotechnology companies. Under his leadership, Start-up Australia has raised $55 million and has been an early stage investor in more than 10 biotechnology companies. He has been in the venture capital industry for more than 10 years. Dr Jessup has extensive experience in senior management roles in the medical device and pharmaceutical industries, including a role in the US as Global Director of Medical Affairs of the Medical Device Division of an international pharmaceutical company (American Cyanamid, later acquired by Wyeth). Dr Jessup is a medical graduate and has worked in various clinical and research positions at a number of Sydney teaching hospitals including Prince of Wales, Prince Henry and Royal North Shore Hospitals.

Cancer drug discovery program hitting the mark

New government grants, some highly promising animal studies and publication of the company's work in one of the world's most prestigious scientific journals are three of the highlights of an extremely busy and productive period for the Bionomics cancer drug discovery program.

Inhibiting the process of angiogenesis (or formation of new blood vessels) by silencing genes involved in the process is the basis of the company's cancer program. In adults, angiogenesis is involved in the growth of solid cancers as well as inflammatory disorders such as rheumatoid arthritis and complications of diabetes. Recent clinical successes in cancer with drugs which inhibit angiogenesis have intensified the interest in this area. Industry estimates suggest that diseases that may be treated by angiogenesis based therapies encompass 20 percent of the US$320 billion global pharmaceutical market.

Bionomics' uses its proprietary Angene® discovery platform to identify angiogenesis based cancer drug prospects. The program is led by Vice President Cancer Research, Dr Gabriel Kremmidiotis.

Governments get behind Bionomics' cancer program

Bionomics' work on the development of potential cancer drugs has been recognised by the awarding of a number of government grants. Over the past few months, the company has been awarded:

- a $247,000 Federal Government Biotechnology Innovation Fund (BIF) grant to further its work on the development of targets for antibody treatments which inhibit blood vessel formation (angiogenesis) in cancer and other diseases
- a $20,000 grant from the South Australian Government's BioInnovationSA for the same project
- a one-year extension to the Federal Government R&D START grant awarded in 2001 for its work on novel breast cancer treatments.

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The grant extension will provide in calendar 2005 approximately $540,000 to further characterise and validate Bionomics' proprietary BNO69 gene as a drug target for breast cancer therapeutics.

As a result of grant funding gained by the Company for its R&D, the early commercialisation of the Company's first epilepsy diagnostic test and the recent capital raising associated with the acquisition of Iliad Chemicals Pty Ltd Bionomics is in the enviable position of having a sound cash position.

New data released late last year showed that BNO69 gene-silencing molecules developed by the Company inhibit tumour growth in a breast cancer model.

Bionomics Vice President Cancer Research, Dr Gabriel Kremmidiotis said, "We have previously shown that BNO69 silencing is effective in inhibiting angiogenesis and that it has advantages over other angiogenesis drug targets because it operates at a point where two signalling pathways converge. What we have now shown is exciting because it establishes that targeting BNO69 is not only effective at inhibiting angiogenesis but also at curtailing breast cancer growth in this model."

Profile – Dr Gabriel Kremmidiotis, Vice President Cancer Research



A molecular geneticist and immunologist, Dr Kremmidiotis joined Bionomics as Head of Bioinformatics in January 2002 and his role has since expanded to that of Vice President Cancer Research, of Cytogenetics & Molecular Genetics at the Women's & Children's Hospital in Adelaide. He has several patent inventions on breast cancer tumour suppressor genes, including Bionomics' BNO64 and BNO1 genes as well as other tumour suppressor genes. He has published research findings in 16 internationally-recognised scientific publications including Cell, Human Molecular Genetics and American Journal of Human Genetics, and is a member of the Human Genetics Society of Australasia.

Gabriel has a PhD and a Bachelor of Science (Hons) from Flinders University of South Australia and a Bachelor of Science from The University of Melbourne.

Profile – Dr Bernard Flynn, Vice President Chemistry



Dr Bernard Flynn is the founder of Iliad Chemicals, which was acquired by Bionomics on 1 July 2005. He is a distinguished medicinal chemist, having been a recipient of a Commonwealth Post-graduate Research Award (1989), the Volks-Wagen Fellowship (1993), an ARC Australian Research Fellowship (1998), The Biota Award for medicinal chemistry (1998) and most recently the Young Tall Poppy Award for achievement in science (2003). Dr Flynn was the first Senior Lecturer appointed to teach the first specialist medicinal chemistry degree course offered in Australia, at the Victorian College of Pharmacy. He has a B.Sc.(Hons) from the University of Melbourne and a Ph.D. from Adelaide

Bionomics Limited

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street, Thebarton,
South Australia, 5031, Australia
Phone: +61 8 8354 6100
Fax: +61 8 8354 62199

82-34682

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/07/2005

TIME: 09:08:05

TO: BIONOMICS LIMITED

FAX NO: 08-8354-6199

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Shareholder Newsletter - July 2005

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Bionomics Limited

13 July 2005

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

82-34682

Link Traders (Aust) Pty Ltd
ABN 40 002 065 849
Suite 405
25 Lime Street
Sydney NSW 2000

Tel: 02 8235 1111 • Fax: 02 8235 1122

13 July 2005

Ms Jill Mashado
Company Secretary
Bionomics Limited
31 Dalgleish Street
Thebarton
South Australia 5031

Dear Jill

Please find attached the Notice of change of interests of substantial holder – Form 604 – required by the Corporations Act 2001 Section 671B for the holding of Link Traders (Aust) Pty Limited with respect to Bionomics Limited.

The ASX has already been notified of this change via fax.

Yours sincerely

Laurence Freedman

82-34682

Form 604

Corporations Act
Section 671B

Notice of change of interests of substantial holder

To **Bionomics Limited**
31 Dalgleish Street
Thebarton
South Australia 5031

ABN 53 075 582 740

1. Details of substantial holder (1)

Link Traders (Aust) Pty Ltd
ABN 40 002 065 849

There was a change in the interests of the substantial holder on	**21/6/2005**
The previous notice was given to the company on	**27/4/2004**
The previous notice was dated	**27/4/2004**

2. Previous and present voting power

The total number of votes attached to all voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous Notice Person's votes	Previous Notice Voting power (5)	Present Notice Person's votes	Present Voting power 5)
Fully Paid Ordinary Shares	**7,000,000**	**10.64%**	**8,500,000**	**5.53%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of , a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected

See Annexure A

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4. Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Link Traders (Aust) Pty Ltd	**Link Traders (Aust) Pty Ltd**	**Link Traders (Aust) Pty Ltd**	**Power to vote & dispose**	**Ordinary shares 8,500,000**	**8,500,000**

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN / ARSN (if applicable)	Nature of Association

None

6. Addresses

The addresses of persons named in this form are:

Name	Address
Link Traders (Aust) Pty Ltd	**Unit 405, 25 Lime St, Sydney, 2001**

Signature

Print name Laurence S. Freedman capacity Director

Sign here [signature] date 13/7/2005

Annexure A

BIONOMICS LTD - ORDINARY SHARES

	Date of Change	Person whose relevant interest changed	Nature of Change	Number of Ordinary shares affected	Consideration given in relation	Holding	% Holding	Person's Votes affected
Previous shareholding reported on record with ASX	27/04/2005	Link Traders (Aust) Pty Ltd				7,000,000	7.01%	
Change in holding	21/06/2005	Link Traders (Aust) Pty Ltd	Placement	1,500,000	$202,500.00	8,500,000	5.53%	-1.48%
Total Holding					$202,500.00	8,500,000		-1.48%
Current Total Issued Share Capital						153,810,177		
Previous Total Issued Share Capital						65,808,494		
% Holding						5.53%		

This is Annexure A of 1 page referred to in Form 604 - Notice of change of interests of substantial holder

Laurence s Freedman

Date: 13 July 2005